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For Immediate Release                           Contact: Richard K. Hackett
                                                         Vice President, Finance
                                                         (914) 592-4660

EM Industries, Incorporated Announces Completion of Its Subsidiary's Tender Offer for Shares of CN Biosciences, Inc.

Hawthorne, N.Y., December 24, 1998 -- EM Industries, Incorporated announced today that its wholly owned subsidiary, EM Acquisition Corp., has accepted for payment 5,522,967 shares of common stock of CN Biosciences, Inc. (Nasdaq: CNBI), representing approximately 96.5% of the outstanding shares of CN Biosciences, Inc., at $25.00 per share in accordance with the tender offer for all outstanding shares of CN Biosciences, Inc. The tender offer expired at 12:00 midnight, New York City time on Wednesday, December 23, 1998.

EM Industries, Incorporated intends to promptly merge EM Acquisition Corp. with and into CN Biosciences, Inc. in accordance with Delaware's short form merger provisions. As a result of the merger, CN Biosciences, Inc. will become a direct, wholly owned subsidiary of EM Industries, Incorporated and an indirect subsidiary of Merck KGaA, Darmstadt, Germany and each remaining outstanding share of CN Biosciences, Inc. will be converted, subject to appraisal rights, into the right to receive $25.00 in cash, without interest.

EM Acquisition Corp. is a wholly owned subsidiary of EM Industries, Incorporated, a member of the Merck KGaA, Darmstadt, Germany group of companies focused the global Pharmaceutical, Specialty Chemicals and Laboratory markets.

CN Biosciences, Inc. is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories.